Exhibit 99.1
Forrester Research Inc.
Citation Agreement and Consent
Subject to the terms and conditions set forth herein, Forrester Research, Inc. (“Forrester”) hereby consents to the quotation by UserTesting, Inc. (“Requester”), in the Registration Statement on Form S-1 to be filed by Requester with the Securities and Exchange Commission (the “Filing”), of the following Forrester information that has been published in print (the “Forrester Information”):
Freeing Up Time and Resources for Customers
Our platform saves our customers significant time that would have been spent in more manual processes such as test creation, recruiting participants, scheduling customer interviews, managing participant data, and reviewing interview videos to pinpoint the important moments of insight. Traditional outsourced focus groups or in-house labs usually take weeks or months to run a customer experience study, but our platform can deliver results and insights typically in less than a day and often within a few hours. A recent Forrester study, commissioned by UserTesting based on a composite of five UserTesting customers, found that our platform can save marketing teams, as an example, approximately 50% of their time previously spent testing marketing materials. We also deliver significant cost savings; Forrester estimated that our platform can save approximately 70% of the costs of traditional lab research, which enables organizations to continue investing in improving customer experiences. As organizations become more agile and need to make a greater number of decisions to deliver their services, our platform also saves them money by lowering the incremental costs to learn directly from diverse customer perspectives.
Source:
–Forrester Consulting, The Total Economic Impact™ of the UserTesting Human Insight Platform, November 2020 (UserTesting commissioned).
In consideration of Forrester’s consent as set forth above, Requester hereby agrees that:
(1)the Forrester Information will be presented in the Filing as representing data, research opinion or viewpoints published by Forrester and not as a representation of fact;
(2)Forrester disclaims all warranties, express or implied, statutory or otherwise, including without limitation any implied warranties of merchantability or fitness for a particular purpose, and warranties as to accuracy, completeness or accuracy of the Forrester Information;
(3)the Forrester Information speaks as of its original publication date (and not as of the date of the Filing) and that the opinions expressed in the Forrester Information are subject to change without notice;
(4)Forrester shall have no liability for errors, omissions or inadequacies in the Forrester Information or for any interpretations of the Forrester Information;
(5)Forrester does not assume responsibility for any third parties’ reliance on any information contained in the Filing, including the Forrester Information; and
(6)Where applicable, Forrester is not an “expert” within the meaning of Section 509 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.
Requester agrees to indemnify and hold harmless Forrester, and its directors, officers, shareholders, employees and agents, from and against any and all claims, liabilities, demands, causes of action, damages, losses and expenses (including reasonable attorney’s fees and costs) arising, directly or indirectly, and without limitation, out of or in connection with the Filing.

Forrester’s consent set forth above shall not be deemed effective until Forrester shall have received a countersigned copy of this document from Requester.

UserTesting, Inc.		Forrester Research, Inc.

By:	/s/ Ambyr O’Donnell	By:	/s/ Scott Chouinard
Name:	Ambyr O’Donnell	Name:	Scott Chouinard
Title:	VP General Counsel	Title:	CAO & Treasurer
Date:	6/1/2021	Date:	June 1, 2021